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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  CDNOW, INC.
                           (Name of Subject Company)

                                  CDNOW, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     125086
                     (CUSIP Number of Class of Securities)

                                DAVID A. CAPOZZI
                       VICE PRESIDENT AND GENERAL COUNSEL
                              1005 VIRGINIA DRIVE
                            FT. WASHINGTON, PA 19034
                                  215-619-9900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the Commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is CDnow, Inc., a Pennsylvania corporation. The address of the principal executive offices of CDNOW is 1005 Virginia Drive, Ft. Washington, Pennsylvania 19034. The telephone number of CDNOW at its principal executive offices is 215.619.9900.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement relates is CDNOW common stock, no par value. As of July 19, 2000, 32,961,610 shares of CDNOW common stock were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is CDNOW. CDNOW's name, business address and business telephone number are set forth above in Item 1.

    This Solicitation/Recommendation Statement relates to the tender offer by BINC Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Bertelsmann, Inc., a Delaware corporation, to purchase all of the outstanding shares of CDNOW common stock at a purchase price of $3.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in BINC Acquisition Corp.'s Offer to Purchase, dated July 26, 2000, included in its Tender Offer Statement on Schedule TO filed with the SEC and the related Letter of Transmittal.

    The offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 19, 2000, among CDNOW, Bertelsmann and BINC Acquisition Corp. The merger agreement provides for BINC Acquisition Corp. to make the tender offer and that as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement, BINC Acquisition Corp. will be merged with and into CDNOW, which will become a wholly-owned subsidiary of Bertelsmann. At the effective time of the merger, each share of CDNOW common stock then outstanding (other than shares held by CDNOW, BINC Acquisition Corp. and Bertelsmann or by shareholders who perfect their dissenters' rights under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended) will be converted into the right to receive $3.00 in cash. A copy of the merger agreement is included as exhibit (d)(1) to BINC Acquisition Corp.'s Tender Offer Statement on Schedule TO and is incorporated herein by reference.

    In addition to the merger agreement, CDNOW and Bertelsmann entered into a Convertible Loan Agreement, dated as of July 19, 2000. The convertible loan agreement provides for a loans from Bertelsmann to CDNOW in an aggregate principal amount of up to approximately $42,000,000. The proceeds of the loans will be used to repay all amounts due Time Warner Inc. and Sony Music Entertainment Inc., under the convertible loan agreement among CDNOW, Time Warner and Sony Music Entertainment, Inc. dated as of July 12, 1999, as amended on March 13, 2000 and to meet the working capital needs of CDNOW as contemplated by its business plan until the earlier of (i) October 31, 2000, (ii) the date of the termination of the merger agreement and (iii) the date any other person acquires control of CDNOW.

    The rules of the Nasdaq National Market, where shares of CDNOW are traded, generally require shareholder approval prior to the issuance of common stock (or securities convertible into common stock) representing 20% or more of the outstanding common stock of an issuer. The Nasdaq rules provide an exception if the delay in obtaining shareholder approval would seriously jeopardize the financial viability of the enterprise, so long as the audit committee or a similar body expressly approves reliance on the exception and shareholders are provided 10 days written notice prior to issuance of the securities. CDNOW's board of directors unanimously approved reliance upon this exception, and CDNOW's application to do so is awaiting approval by Nasdaq.

    At any time after the expiration of 10 days following the mailing of this Statement, Bertelsmann may convert the loans into shares of CDNOW common stock at a price of $1.50 per share. In no event

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is Bertelsmann entitled to convert the loans into shares representing more than
49% of the outstanding shares of CDNOW common stock, on a fully-diluted basis. CDNOW and its subsidiaries granted Bertelsmann a security interest in substantially all of their assets to secure the repayment of the loans and other amounts due under the convertible loan agreement.

    The convertible loan agreement provides that with respect to any vote taken by CDNOW shareholders to adopt or reject a n acquisition proposal by a third party in accordance with the restrictions and terms of the merger agreement, Bertelsmann will vote the shares obtained upon conversion of the loans in the same proportion as the CDNOW shareholders voting upon such proposal.

    As of July 25, 2000, no amounts were outstanding under the convertible loan agreement.

    The principal offices of BINC Acquisition Corp. and Bertelsmann are located at 1540 Broadway, 24th floor, New York, New York 10036.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    As of the date of this Solicitation/Recommendation Statement, except as described below, CDNOW is not aware of any material agreement, arrangement or understanding or any actual or potential conflicts of interest between CDNOW or its affiliates and CDNOW's executive officers, directors or affiliates.

    MERGER AGREEMENT, CONVERTIBLE LOAN AGREEMENT AND RELATED AGREEMENTS. The summaries of the merger agreement and the convertible loan agreement contained in the offer to purchase of BINC Acquisition Corp., which is being mailed to shareholders together with this Solicitation/ Recommendation Statement, are incorporated herein by reference.

    TREATMENT OF OPTIONS. At or immediately prior to the effective time of the merger, options held by any current or former employee or director to purchase shares of CDNOW common stock will be converted into the right to receive, upon exercise and payment of the exercise price, $3.00 in cash for each share of CDNOW common stock for which the option is exercisable, and CDNOW will pay the holder of any option with a purchase exercise price of less than $3.00 at or promptly after the effective time of the merger an amount equal to (i) the product of the difference between the exercise price and $3.00 and the number of shares of CDNOW common stock such holder could have purchased had he or she exercised his or her stock option LESS (ii) the amount of any applicable tax required to be withheld. Several CDNOW executive officers and directors hold options to acquire shares of CDNOW common stock. Please see the Information Statement which is attached hereto as Annex B for information relating to ownership of options to acquire shares of CDNOW common stock by CDnow executive officers and directors.

    RETENTION BONUSES. On March 20, 2000, the compensation committee of the CDNOW board of directors implemented an employee retention (pay-to-stay) bonus program for CDNOW employees, including executive officers, which provides for payments upon the consummation of a change of control of CDNOW to persons employed at the time of the implementation of the program who remain employed with CDNOW. The following executive officers are entitled to receive the amounts set forth opposite their name upon consummation of the tender offer:

    - Howard Blumenthal, Senior Vice President of Interactive Media--$46,250

    - David A. Capozzi, Vice President and General Counsel--$182,000

    - Mike Krupit, Chief Development Officer--$225,000

    - Joel Sussman, Vice President and Chief Financial Officer--$182,000

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    JASON OLIM AND JONATHAN DIAMOND EMPLOYMENT AGREEMENTS.  In March 1999, a
wholly-owned subsidiary of CDNOW merged with and into CDnow Online, Inc. and a wholly-owned subsidiary of CDNOW merged with and into N2K Inc. Pursuant to these transactions, CDnow Online, Inc. and N2K Inc. became wholly-owned subsidiaries of CDNOW. In connection with the closing of these transactions on March 17, 1999, Jason Olim, then Chief Executive Officer of CDnow Online, Inc., and Jonathan Diamond, then Vice Chairman of N2K Inc., entered into employment agreements with CDNOW. These employment agreements entitle each of Mr. Olim, now CDNOW's President and Chief Executive Officer and a member of the CDNOW board of directors, and Mr. Diamond, now CDNOW's Chairman of the Board of Directors, to the following benefits if they resign after consummation of the tender offer, or if they are terminated in connection with the merger:

    - a lump sum payment equal to (i) his average annual bonus for the three prior years and (ii) the larger of twelve months salary or salary for the term remaining under his agreement. For example, if Mr. Olim resigns on December 17, 2000, he would be entitled to an amount equal to fifteen months salary, plus his average bonus for the past three years;

    - continued medical, dental and disability coverage for the longer of twelve months or the remaining term of the agreement;

    - all vested benefits under any retirement, incentive, profit sharing, bonus, performance, disability or other employee benefit plans; and

    - any unexercised stock options shall vest and become immediately exercisable.

    SEVERANCE PLANS. In July 1999, the compensation committee of the CDNOW board of directors implemented four severance plans, which provide for payments to executive officers in connection with a change in control of CDNOW. In
April 2000, CDNOW amended the severance plans for Messrs. Capozzi, Krupit and Sussman. The following executive officers participate in the severance plans and are entitled to the following:

    - Howard Blumenthal. If at any time within six months following the consummation of the tender offer Mr. Blumenthal's employment is terminated without cause, or he resigns because his work location is changed to a place more than fifty miles from its current location or his compensation or duties are materially diminished, CDNOW must pay him an amount equal to twelve months salary, continue his health and dental benefits for twelve months, pay him a pro rata bonus for the current calendar year based on the number of months he worked prior to his termination date and upon his termination date immediately vest all unvested stock options that would have vested during the two years following his termination.

    - David A. Capozzi. If thirty days after consummation of the tender offer, but prior to sixty days after consummation of the tender offer, Mr. Capozzi resigns for any reason, or if at any time within six months following the consummation of the tender offer his employment is terminated without cause, or he resigns because his work location is changed to a place more than fifty miles from its current location or his compensation or duties are materially diminished, CDNOW must pay him an amount equal to twelve months salary, continue his health and dental benefits for twelve months, pay him a pro rata bonus for the current calendar year based on the number of months he worked prior to his termination date and upon his termination date immediately vest all unvested stock options that would have vested during the two years following his termination.

    - Mike Krupit. If thirty days after consummation of the tender offer, but prior to sixty days after consummation of the tender offer, Mr. Krupit resigns for any reason, or if at any time within six months following the consummation of the tender offer his employment is terminated without cause, or he resigns because his work location is changed to a place more than fifty miles from its current location or his compensation or duties are materially diminished, CDNOW must pay

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      him an amount equal to twelve months salary, continue his health and dental benefits for twelve months, pay him a pro rata bonus for the current calendar year based on the number of months he worked prior to his termination date and upon his termination date immediately vest all unvested stock options that would have vested during the two years following his termination.

    - Joel Sussman. If thirty days after consummation of the tender offer, but prior to sixty days after consummation of the tender offer, Mr. Sussman resigns for any reason, or if at any time within six months following the consummation of the tender offer his employment is terminated without cause, or he resigns because his work location has changed to a place more than fifty miles from its current location or his compensation or duties are materially diminished, CDNOW must pay him an amount equal to twelve months salary, continue his health and dental benefits for twelve months, pay him a pro rata bonus for the current calendar year based on the number of months he worked prior to his termination date and upon his termination date immediately vest all unvested stock options that would have vested during the two years following his termination.

    SEVERANCE ARRANGEMENT WITH CDNOW DIRECTOR. James E. Coane, the former President of N2K Inc. and current member of the board of directors of CDNOW, was a party to an employment agreement with N2K Inc. which was terminated in the CDNOW/N2K merger discussed above. In accordance with the terms of his employment agreement, Mr. Coane is entitled to severance payments through December 31, 2000.

    Other than the merger agreement and the convertible loan agreement described above, there are no agreements, arrangements or understandings or actual or potential conflict of interest between CDNOW and BINC Acquisition Corp., its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION OF THE CDNOW BOARD OF DIRECTORS. The CDNOW board of directors, at a meeting held on July 19, 2000, determined that the offer and the merger are fair to and in the best interests of CDNOW and the CDNOW shareholders. The board of directors unanimously approved the merger agreement and the transactions contemplated thereby including the tender offer and the merger. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CDNOW SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF CDNOW COMMON STOCK IN THE OFFER.

    REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS. In reaching its recommendation, the board of directors considered a number of factors, including:

    - CDNOW'S FINANCIAL CONDITION. CDNOW publicly stated on several occasions since the announcement of the termination of the proposed merger between CDNOW and Columbia House on March 13, 2000 that it only had sufficient cash reserves to last until September 2000. CDNOW's independent auditor issued a "going concern" qualification to its audit report in connection with its examination of CDNOW's financial statements for the year ended December 31, 1999. CDNOW's sources of cash include operating revenues and borrowings under the convertible loan agreement with Time Warner and Sony. As of July 13, 2000, CDNOW had borrowed the maximum amount allowed under the Time Warner and Sony loan. CDNOW's expenditures exceed revenue and no additional amounts are available to CDNOW from Time Warner and Sony. Therefore, CDNOW needed to find additional sources of cash. At the time of signing the merger agreement with Bertelsmann, CDNOW had no other definitive source of financing available. If CDNOW had not signed the merger agreement or quickly secured an alternative source of financing, CDNOW would have been required to file for bankruptcy.

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    - TERMINATION OF COLUMBIA HOUSE TRANSACTION. On March 13, 2000, CDNOW
      announced that the proposed transaction with Time Warner, Inc. and Sony Corporation of America which would have combined CDNOW and Columbia House was terminated. The board and management, based, in part, upon advice from CDNOW's financial advisor, Allen & Company, determined that the best interest of CDNOW and its shareholders would be served by pursuing an alternative business combination or investment transaction, as opposed to staying independent. As a result, CDNOW management and Allen & Company sought potential investors and merger partners.

    - RESULTS OF SEARCH FOR PARTNER--NO SUPERIOR PROPOSALS. In connection with its search for an investment or merger partner, CDNOW management and Allen & Company contacted 62 different parties regarding an interest in an investment, merger or acquisition of CDNOW. Of those initially contacted, 31 parties signed confidentiality agreements and received preliminary information prepared by CDNOW and Allen & Company. Initial indications of interest were requested on May 3, 2000 and eight parties requested further information so as to determine whether they wished to move forward to making an acquisition or investment proposal to CDNOW. CDNOW management made presentations to these potential partners. Final indications of interest and proposals were requested on June 9, 2000. No viable proposals were received by June 9, 2000. Subsequent to this date, CDNOW, through Allen & Company, continued discussions with four separate parties to attempt to reach a transaction. Only two parties were continuing discussions as of July 19, 2000, of which one presented a recapitalization proposal and one, Bertelsmann, presented a purchase proposal. Bertelsmann's proposal was considered to be superior to the recapitalization proposal, which would have resulted in significant dilution to the existing CDNOW shareholders as well as a dramatic restructuring of CDNOW.

    - INTERIM FINANCING AND STRUCTURE OF THE TRANSACTION. The convertible loan agreement will help CDNOW meet its working capital needs until the consummation of the tender offer. The board also considered the form of consideration to be paid the shareholders in the offer and the merger, and the certainty of value in a cash transaction compared to a stock or other forms of consideration. The board was aware that the consideration received by shareholders in the tender and the merger would be taxable to such holders for federal income tax purposes.

    - FAIRNESS OPINION OF ALLEN & COMPANY. Allen & Company made a presentation and delivered its opinion that, as of July 19, 2000, the $3.00 in cash per share to be received by CDNOW shareholders in the tender offer and the merger is fair to the shareholders from a financial point of view. A copy of Allen & Company's opinion is attached hereto as Annex A. The board was aware that Allen & Company becomes entitled to the fee described in Item 5 below upon consummation of the tender offer.

    - TIMING OF COMPLETION. The board considered the anticipated timing of the consummation of the transactions contemplated by the merger agreement, including the structure of the transactions as a cash tender offer for all of the shares of CDNOW common stock, which should allow shareholder to receive the consideration earlier than in an alternative form of transaction, followed by the merger in which shareholders will receive the same consideration as received by shareholders who tendered their shares in the offer.

The foregoing includes the material factors considered by the board of directors. In view of its many considerations, the board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the board unanimously determined to approve the merger agreement and recommend to the CDNOW shareholders that they tender their shares in the offer.

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    INTENT TO TENDER.  To the best knowledge of CDNOW, each executive officer, director, affiliate or subsidiary of CDNOW who owns shares of CDNOW common stock intends to tender in the offer all CDNOW common stock held of record or beneficially held by them. Jason Olim, President and Chief Executive Officer of CDNOW, and Matthew Olim, each a member of CDNOW's board of directors, each a holder of 2,960,025 shares of CDNOW common stock, entered into an agreement with Bertelsmann, agreeing to:

    - tender their shares of CDNOW common stock in the tender offer;

    - vote in favor of the proposed merger (if a shareholder vote is required);

    - vote against any other merger transaction that CDNOW may enter into;

    - refrain from selling their shares of CDNOW common stock; and

    - not take any action to facilitate a merger type transaction between CDNOW and a party other than Bertelsmann and BINC Acquisition Corp.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    ALLEN & COMPANY INCORPORATED. In accordance with a letter agreement dated April 14, 2000, CDNOW retained Allen & Company to act as financial advisor to assist CDNOW in connection with a possible combination of CDNOW with a strategic investor or co-venturer, or other disposition of CDNOW securities or assets. Allen & Company will be paid a fee based upon the market capitalization of CDNOW for the ten days after announcement of the transaction, plus the face amount of any indebtedness of CDNOW. The engagement letter provides for a fee of 1.5% of the first $100 million and 1.4% of the excess of such amount over $100 million up to $200 million.

    In addition, CDNOW will reimburse Allen & Company for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, as well as any other consultants and advisors retained with CDNOW's consent. Upon consummation of the transaction, CDNOW will reimburse Allen & Company for all reasonable expenses incurred in connection with the terminated Columbia House transaction.

    DEUTCHE BANK ALEX. BROWN.  In accordance with a letter agreement dated
March 27, 2000, CDNOW retained Deutche Bank Alex.Brown to provide advisory services with respect to a possible transaction involving an entity's
acquisition of a controlling interest in CDNOW.   As payment for services, CDNOW
agreed to pay Deutsche Bank a fee of $750,000 when the tender offer is consummated.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Neither CDNOW nor any of its subsidiaries has made any transaction in CDNOW common stock within the past sixty days. To the knowledge of CDNOW, no executive officer, director or affiliate has made any transactions in CDNOW common stock within the past 60 days.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as discussed in this Solicitation/Recommendation Statement, CDNOW is not currently undertaking or engaged in any negotiations in response to the offer that relate to:

    - a tender offer for or other acquisition of CDNOW's securities by CDNOW, any subsidiary of CDNOW or any other person;

    - an extraordinary transaction, such as a merger, reorganization or liquidation, involving CDNOW or any subsidiary of CDNOW;

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    - a purchase, sale or transfer of a material amount of assets of CDNOW or any subsidiary of CDNOW; or

    - any material change in the present dividend rate or policy, indebtedness or capitalization of CDNOW.

Except as set forth in this Solicitation/Recommendation Statement, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

    REGULATORY APPROVAL--UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antritrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, types of acquisition transactions identified in the act and the rules may not be consummated unless information about the transaction and the parties has been provided to the Antitrust Division of the Department of Justice and the FTC, and the waiting period requirements have been satisfied. The proposed purchase of the CDNOW shares in the tender offer is subject to these requirements.

    BINC Acquisition Corp. indicated to CDNOW that it intends to file, and CDNOW also intends to file, a Notification and Report Form under the HSR Act with respect to purchase of the CDNOW share in the tender offer and the merger with the Antitrust Division and the FTC on or about July 28, 2000, or as soon as possible thereafter. The waiting period applicable to the transaction would expire at 11:59 p.m., New York City time, on or about August 12, 2000, unless the initial waiting period expires or early termination of the waiting period is granted or BINC Acquisition Corp. receives a request for additional information or documentary material prior to that date. BINC Acquisition Corp. and CDNOW indicated that each intends to request early termination of the waiting period. There can be no assurances given, however, that the waiting period will be terminated early. If either the Antitrust Division or the FTC were to request additional information or documentary materials from BINC Acquisition Corp., the waiting period would be extended until 11:59 p.m., New York City time, on the 10th day after substantial compliance with the request. Thereafter, the waiting period can be extended only by consent of the parties. CDNOW expects, and BINC Acquisition Corp. indicated to CDNOW that it expects, the waiting period to expire without extension of the initial 15-day waiting period.

    SHORT FORM MERGER. Section 1924 of the Pennsylvania Business Corporation Law of 1988, as amended provides that, if a parent corporation owns at least 80% of the then outstanding shares of each class of a subsidiary corporation, the merger into the subsidiary corporation of the parent corporation may be effected by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Pennsylvania Department of State. Under the Pennsylvania law, if BINC Acquisition Corp. acquires at least 80% of the outstanding shares of CDNOW common stock, Bertelsmann will be able to effect the merger without a vote of the other shareholders of CDNOW. In such event, CDNOW agreed in the merger agreement to take, at the request of BINC Acquisition Corp., all necessary and appropriate action to cause the merger to become effective, as soon as practicable after such acquisition, without a meeting of the CDNOW shareholders.

    DISSENTERS' RIGHTS. Under Pennsylvania law dissenters' rights are not available to CDNOW shareholders in connection with the tender offer. However, the merger agreement and Pennsylvania law provide, that if the merger is consummated, holders of CDNOW common stock shall have the right to dissent and demand fair value of their shares. Dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of CDNOW common stock and to receive payment of such fair value in cash, together with a fair interest rate, if any. Any such judicial determination of the fair value of shares of CDNOW common

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stock could be based upon considerations other than or in addition to, the offer price, including, asset values and the investment value of the common stock. Shareholders should recognize that the value so determined could be higher or lower than the price per share of common stock paid in the offer and the merger.

    Shareholders who wish to exercise dissenters' rights in connection with the merger need not take any action at this time. If the offer is consummated, CDNOW will distribute to the remaining shareholders additional information on the procedures to be followed to perfect their dissenters' rights.

ITEM 9.  EXHIBITS.

EXHIBIT
NO.                                             DESCRIPTION
-------                 ------------------------------------------------------------
(a)(1)                  Letter to CDNOW shareholders dated July 26, 2000 (included with this Solicitation/ Recommendation Statement).
(a)(2)                  Opinion of Allen & Company Incorporated, dated July 19, 2000
                        (included as Annex A hereto).
(a)(3)                  Press Release issued by CDNOW and Bertelsmann (incorporated by reference to press release under cover of Schedule 14D-9 filed by CDNOW on July 20, 2000).
(e)(1)                  Agreement and Plan of Merger, dated as of July 19, 2000,
                        among Bertelsmann, BINC Acquisition Corp. and CDNOW
                        (incorporated by reference to Exhibit (d)(1) to the Schedule
                        TO of BINC Acquisition Corp. filed on July 26, 2000).
(e)(2)                  Convertible Loan Agreement, dated as of July 19, 2000,
                        between Bertelsmann and CDNOW (incorporated by reference to
                        Exhibit (d)(3) to the Schedule TO of BINC Acquisition Corp.
                        filed on July 26, 2000).
(e)(3)                  CDNOW Shareholders Agreement, dated as of July 19, 2000,
                        among Bertelsmann, Jason Olim and Matthew Olim (incorporated by reference to Exhibit (d)(2) of the Schedule TO of BINC
                        Acquisition Corp.).
(e)(6)                  The Information Statement of CDNOW dated July 26, 2000
                        (included as Annex B hereto).
(e)(7)                  CDNOW Severance Plan for Vice Presidents.
(e)(8)                  Employment Agreement, dated as of March 17, 1999, between
                        CDNOW and Jason Olim. (incorporated by reference to exhibit
                        10.26 of CDNOW's registration statement on Form S-4 filed
                        February 16, 1999 (SEC file number 333-72463)).
(e)(9)                  Employment Agreement, dated as of March 17, 1999, between
                        CDNOW and Jonathan Diamond (incorporated by reference to
                        exhibit 10.27 of CDNOW's registration statement on Form S-4 filed February 16, 1999 (SEC file number 333-72463)).
(e)(10)                 Employment Agreement, dated as of May 1, 1987, between
                        Telebase Systems, Inc. and James Coane.

                                       8
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                                   SIGNATURE

    After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       CDNOW, INC.

Date: July 26, 2000                                    By:  /s/ JASON OLIM
                                                            -----------------------------------------
                                                            Name: Jason Olim
                                                            Title: President and Chief Executive
                                                            Officer

                                       9
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                                    ANNEX A
                    OPINION OF ALLEN & COMPANY, INCORPORATED

[LOGO]

                        711 FIFTH AVENUE - NEW YORK, N.Y. 10022 - (212) 832-8000

                                     July 19, 2000

Members of the Board of Directors
  CDnow, Inc.

1005 Virginia Drive
Fort Washington, PA 19034

Gentlemen:

    You have requested our opinion as of the date hereof, as to the fairness, from a financial point of view, to CDnow, Inc., a Pennsylvania corporation (the "Company"), of the terms of the Proposed Transaction described below.

    Pursuant to (i) the draft Agreement and Plan of Merger (the "Merger Agreement") to be entered into on or about the date hereof by and among the Company, Bertlesmann, Inc., a Delaware corporation, ("Buyer") and BINC Acquisition Corp., a Pennsylvania corporation and wholly-owned subsidiary of Buyer ("Merger Sub"), and (ii) other related documents, including a Convertible Loan Agreement for interim financing, the Company will enter into a business combination transaction with Buyer. Pursuant to the terms of the Merger Agreement, Parent will commence a cash tender offer (the "Tender Offer") to purchase any and all shares of Company Common Stock at a price of $3 per share (the "Offer Price"), net to the Seller in cash and without interest. Following completion of the Tender Offer, Merger Sub will merge with and into the Company, and each share of Company common stock not previously tendered will convert into the right to receive the Offer Price. Unless otherwise specifically defined herein, all capitalized terms used herein shall have the meanings ascribed to such terms in the Merger Agreement.

    We understand that all approvals required for the consummation of the Proposed Transaction have been or, prior to consummation of the Proposed Transaction, will be obtained.

    As you know, Allen & Company Incorporated ("Allen") will receive a fee for preparing and rendering this opinion pursuant to an engagement letter agreement between the Company and Allen. Allen has from time to time provided various investment banking and financial advisory services to the Company and to N2K Inc. ("N2K"), now a wholly-owned subsidiary of the Company. Allen acted as financial advisor to N2K in connection with its merger transaction with CDnow Online, Inc. and the Company pursuant to an engagement letter agreement dated August 1998 and received fees for such services. In addition, Allen served as a co-managing underwriter in connection with a public offering of N2K's common stock in 1998 and acted as the Company's financial advisor in the proposed transaction among the Company and affiliates of Time Warner Inc, and Sony Corporation of America. Allen has also acted as the Company's financial advisor in its efforts to identify business combination and strategic partner candidates. We note that Allen and certain of its officers, directors and affiliates beneficially own approximately 170,083 shares of the Company's Common Stock and warrants to purchase 147,083 shares of the Company's Common Stock. From time to time in the ordinary course of its business as a broker-dealer and market maker in the Company's Common Stock, Allen may also hold positions and trade in securities of the Company.

    In arriving at its opinion, Allen reviewed, analyzed and considered, among other things:

    (i) the terms and conditions of the Proposed Transaction, including drafts of the Merger Agreement, the Convertible Loan Agreement, and related agreements in substantially final form;

Members of the Board of Directors
CDnow, Inc.
July 19, 2000
Page 2

    (ii) financial condition of the Company including its current cash position, its expected point of cash breakeven and its prospects and activities with regard to securing additional capital;

   (iii) reports of the Company filed with the Securities and Exchange
         Commission;

    (iv) selected, summary non-public historical and projected financial and operating results of the Company provided by the Company's management;

    (v) publicly available information regarding the structure and outlook of the music industry in general and, in particular, the outlook for online retailing, the major record labels' activities with regard to exploiting their content on the Internet, as well as the developing competitive environment;

    (vi) the increasingly competitive online retailing industry and the Company's strategic position therein through review of publicly available information as well as through discussions with the Company's management;

   (vii) trading history of the Company's common stock;

  (viii) financial and operating data of selected companies with similar operating characteristics;

    (ix) valuation premiums paid for selected companies in similar industries;
         and

    (x) such other materials and data as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information respecting the Company and other information provided to us in connection with the Proposed Transaction, and we have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the financial, operating and budgetary data referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available good faith judgments of the management of the Company as to the future financial performance of the Company.

    In addition to our review and analysis of the specific information set forth above, our opinion herein reflects our experience in serving as financial advisor to the Company and its subsidiary over a period of years and gives effect to our assessment of general economic, monetary and market conditions existing as of the date hereof as they may affect the business and prospects of the Company.

    We have prepared this opinion at the request and for the benefit of the Board of Directors of the Company, and we consent to its inclusion in filings the Company may be required to make with the Securities and Exchange Commission. The opinion rendered herein does not constitute a recommendation that the Company pursue the Proposed Transaction or that any shareholder of the Company tender securities of the Company pursuant to the Proposed Transaction.

    Based on and subject to the foregoing, we are of the opinion that, as of this date, the consideration to be paid in the Offer and the Merger and the terms of the Proposed Transaction are fair to the holders of the Company's common stock from a financial point of view.

                                                        Very truly yours,

                                                        ALLEN & COMPANY INCORPORATED

Members of the Board of Directors
CDnow, Inc.
July 19, 2000
Page 3

                                                        By:
                                                             [SIGNATURE]
                                                             -----------------------------------------
                                                             Nancy B. Peretsman
                                                             Managing Director

                                                                         ANNEX B

                                  CDNOW, INC.
                              1005 VIRGINIA DRIVE
                       FT. WASHINGTON, PENNSYLVANIA 19034

       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This information statement is being mailed to you on our about July 26, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of CDnow, Inc. You are receiving this statement in connection with the possible election of persons designated by BINC Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Bertelsmann, Inc., a Delaware corporation, to a majority of the seats of the CDNOW board of directors. On
July 19, 2000, CDNOW entered into an Agreement and Plan of Merger with BINC Acquisition Corp. and Bertelsmann, the terms of which require BINC Acquisition Corp. to commence a tender offer to purchase all outstanding shares of CDNOW common stock, no par value, at a price per share of $3.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2000, and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to CDNOW shareholders and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by BINC Acquisition Corp. with the Securities and Exchange Commission on July 26, 2000. The merger agreement provides that, subject to satisfaction or waiver of conditions, following completion of the offer, and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended, BINC Acquisition Corp. will merge with and into CDNOW. Following consummation of the merger, CDNOW will continue as the surviving corporation and will be a wholly-owned subsidiary of Bertelsmann. At the effective time of the merger, each issued and outstanding share of CDNOW common stock, other than shares held by CDNOW, Bertelsmann, BINC Acquisition Corp. or shareholders who exercise their dissenters' rights, will be converted into the right to receive $3.00 in cash.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements information contained in the Solicitation/Recommendation Statement. Information set forth herein related to Bertlesmann, BINC Acquisition Corp. or their designees for director, has been provided by Bertelsmann. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    BINC Acquisition Corp. commenced the offer on July 26, 2000, The offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 22, 2000, unless BINC Acquisition Corp. extends the offer.

                                    GENERAL

    CDNOW common stock is the only class of equity securities outstanding which is entitled to vote at a meeting of shareholder of CDNOW. As of July 19, 2000, there were 32,961,610 shares of common stock outstanding, of which Bertelsmann and BINC Acquisition Corp. owned no shares as of the date hereof.

               DESIGNATION OF DIRECTORS BY BINC ACQUISITION CORP.

    The merger agreement provides that immediately upon acceptance for payment of and payment for shares of the CDNOW common stock by BINC Acquisition Corp. or any of its affiliates pursuant to the tender offer, BINC Acquisition Corp. shall be entitled to designate up to such number of directors, rounded up to the next whole number, for election or appointment to the CDNOW board of directors as will give BINC Acquisition Corp., subject to compliance with 14(f) of the Exchange Act, representation on the CDNOW board of directors equal to the product of (i) the total number of directors on the CDNOW board of directors (giving effect to the increase in size of the board pursuant to this paragraph) and (ii) the percentage that the number of shares of CDNOW common stock beneficially owned by BINC Acquisition Corp. and its affiliates bears to the number of shares of common stock then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such shares of CDNOW common stock, CDNOW shall, upon request of CDNOW or BINC Acquisition Corp. and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly increase the size of its board of directors by such number as is necessary to enable the designees to be so elected or appointed to CDNOW's board of directors, and subject to applicable law, CDNOW shall take all reasonable actions available to CDNOW to cause such designee to be so elected or appointed. The merger agreement provides that at such time, CDNOW will, if requested by Bertelsmann or BINC Acquisition Corp. and subject to applicable law, also take all reasonable action necessary to cause persons designated by BINC Acquisition Corp. to constitute at least the same percentage (rounding up to the next whole number) as is on the CDNOW board of directors of
(i) each committee of CDNOW's board of directors, (ii) each board of directors of each of CDNOW's subsidiaries and (iii) each committee of such board.

    It is expected that the designees will assume office promptly following the purchase by BINC Acquisition Corp. of any shares pursuant to the terms of the offer, and that upon assuming such office, the designees together with the directors continuing on CDNOW's board will thereafter constitute the entire board.

    As of the date of this Information Statement, BINC Acquisition Corp. has not determined who will be its designees. However, the designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes information with respect to each such person. Each of the persons listed on Schedule I has consented to serve as a director, if appointed or elected. None of such persons currently is a director of, or holds any position with, CDNOW. Bertelsmann and BINC Acquisition Corp. advised CDNOW that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of CDNOW, nor has any such person been involved in any transaction with CDNOW or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the proposed offer and merger transaction.

                                STOCK OWNERSHIP

SHAREHOLDERS

    The following table sets forth, as of June 30, 2000, information regarding shares of CDNOW common stock owned "beneficially," within the meaning of the rules of the Securities and Exchange Commission, by directors and executive officers of CDNOW and by persons known by CDNOW to own beneficially more than 5% of CDNOW common stock:

                                                   SHARES OF COMMON STOCK OR RIGHTS TO
NAME AND ADDRESS OF BENEFICIAL OWNER                 ACQUIRE SHARES OF COMMON STOCK      PERCENT OF CLASS
------------------------------------               -----------------------------------   ----------------
Jason Olim.......................................               2,960,025                     9.0%
  1005 Virginia Avenue
  Ft. Washington, Pa 19034

Matthew Olim.....................................               2,960,025                     9.0%
  1005 Virginia Avenue
  Ft. Washington, Pa 19034

Carlos Slim Helu(1)..............................               3,025,000                     9.2%
  Grupo Sanborns, S.A. de C.V.(2)
  Grupo Carso, S.A. de C.V.(3)
  Collectively

Time Warner Inc.(4)..............................               2,488,739                     7.3%
  75 Rockefeller Plaza
  New York, New York 10019

Sony Music Entertainment Inc.(5).................               2,488,739                     7.3%
  550 Madison Avenue
  New York, New York 10022

David A. Capozzi.................................                  44,375                 Less than 1%
  1005 Virginia Avenue
  Ft. Washington, Pa 19034

James Coane......................................                 176,616                 Less than 1%
  1005 Virginia Avenue
  Ft. Washington, Pa 19034

Jonathan V. Diamond..............................                 899,253                     2.7%
  1005 Virginia Avenue
  Ft. Washington, Pa 19034

Mike Krupit......................................                  44,911                 Less than 1%
  1005 Virginia Avenue
  Ft. Washington, Pa 19034

------------------------

(1) The address of Carlos Slim Helu is Paseo de las Palmas 736, Col. Lomas de Chapultepec, Mexico, D.F.., 11000, Mexico. Mr. Slim and members of his immediate family, directly and through their ownership of a majority of the voting and economic interests in a trust, own a majority of the outstanding voting equity securities of Grupo Carso. Accordingly, Mr. Slim may be deemed to beneficially own 2,000,000 shares of common stock.

(2) The address of Grupo Sanborns, S.A. de C.V. , is Av. San Fernando No. 649, Col. Pena Pobre, Tlalpan, Mexico, D.F. 14060, Mexico.

(3) The address of Grupo Carso, S.A. de C.V., is Insurgentes Sur No. 3500, Col. Pena Pobre, Tlalpan, Mexico, D.F. 14060, Mexico. Grupo Carso is the parent of Grupo Sanborns and therefore beneficially owns 2,000,000 shares of CDNOW common stock.

(4) Includes shares issuable upon conversion of amounts owned in connection with the Convertible Loan Agreement, dated as of July 12, 1999, among CDNOW, Time Warner Inc. and Sony Music Entertainment Inc.

(5) Includes shares issuable upon conversion of amounts owned in connection with the Convertible Loan Agreement, dated as of July 12, 1999, among CDNOW, Time Warner Inc. and Sony Music Entertainment Inc.

                                                   SHARES OF COMMON STOCK OR RIGHTS TO
NAME AND ADDRESS OF BENEFICIAL OWNER                 ACQUIRE SHARES OF COMMON STOCK      PERCENT OF CLASS
------------------------------------               -----------------------------------   ----------------
John Regan.......................................                   1,819                 Less than 1%
  1005 Virginia Drive
  Ft. Washington, PA 19034

Joel Sussman.....................................                  50,856                 Less than 1%
  1005 Virginia Drive
  Ft. Washington, PA 19034

Directors and Executive Officers as a group (9
  members).......................................          7,137,880               21.3%

DIRECTORS AND EXECUTIVE OFFICERS

    On March 17, 1999, a wholly-owned subsidiary of CDNOW, a holding company formed in 1998, merged into CDnow Online, Inc. (the former CDNOW) and a wholly-owned subsidiary of CDNOW merged with and into N2K Inc. As a result of these transactions CDnow Online, Inc. and N2K Inc. became wholly-owned subsidiaries of CDNOW.

    JAMES E. COANE, 60, has been a member of CDNOW's Board of Directors since the effective date of the CDNOW/N2K merger. Mr. Coane served as President, Chief Operating Officer and a director of N2K from February 1996 through March 17, 1999. From April 1987 to February 1996, Mr. Coane served as President and Chief Executive Officer of Telebase Systems, Inc. and as Chairman of the Board of Directors from 1993 until February 1996.

    DAVID A. CAPOZZI, 44, became a Vice President and General Counsel of the former CDNOW, in April 1998. He has been a Vice President and General Counsel of CDNOW since the effective date of the CDNOW/N2K merger. From February 1996 to April 1998, Mr. Capozzi was an attorney with the law firm of Morgan, Lewis & Bockius LLP. From 1995 until February 1996, Mr. Capozzi was an attorney with the law firm of Kirkpatrick & Lockhart LLP.

    JONATHAN V. DIAMOND, 41, has been CDNOW's Chairman of the Board since the effective date of the CDNOW/N2K merger. Mr. Diamond served as Vice Chairman and a director of N2K from February 1996 to March 17, 1999. From June 1995 to February 1996, Mr. Diamond served as Co-Chairman of New York N2K. Mr. Diamond was a director of Telebase Systems, Inc. from September 1994 to February 1996.

    MICHAEL KRUPIT, 37, was the former CDNOW's Vice President of Technology from October 1997 through the effective date of the CDNOW/N2K merger, then continued as CDNOW's Vice President of Technology through January 31, 2000. He was the Director of Technology for the former CDNOW from April 1997 to October 1997.
Mr. Krupit was promoted to Chief Operating Officer on February 1, 2000.
Mr. Krupit was the Director of Technology and Product Development at Infonautics, Inc., a provider of searching, viewing, and retrieval applications for the Internet, from February 1994 to March 1997.

    JASON OLIM, 31, co-founded the former CDNOW in February 1994 and was its President since inception and Chief Executive Officer since November 1997. He has been the Chief Executive Officer and President of CDNOW and a member of its board of directors since the effective date of the CDNOW/N2K merger.

    MATTHEW OLIM, 31, co-founded the former CDNOW in February 1994 and has been responsible for the development of CDNOW's system architecture and transactions systems. He has been a member of CDNOW's board of directors since the effective date of the CDNOW/N2K merger.

    JOHN REGAN, 41, has been a director of CDNOW since the effective date of the CDNOW/N2K merger. Since February 1995, Mr. Regan has been a partner in Keystone Venture Funds.

    JOEL SUSSMAN, 51, was a Vice President and Chief Financial Officer of the former CDNOW since September 1997. He has been a Vice President and the Chief Financial Officer of CDNOW since the effective date of the CDNOW/N2K merger. From June 1995 to September 1997, Mr. Sussman was an independent financial management consultant and served as Interim Chief Financial Officer of a number of companies, including CDNOW.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We described transactions involving more than $60,000 to which CDNOW and any of its subsidiaries are a party with any director, executive office or 5% shareholder in Item 3 of the Schedule 14D-9 to which this Information Statement is Annex B.

                               BOARD OF DIRECTORS

1999 BOARD MEETINGS

    The board of directors held approximately 30 meetings during 1999. All directors attended at least 75% of the meetings of the board of directors.

BOARD COMMITTEES IN 1999

    During 1999 the board of directors had the following on-going committees: an audit committee and a compensation committee.

    AUDIT COMMITTEE. Mr. Regan is the sole member of the audit committee. Prior to his resignation from the board of directors on June 14, 2000, Patrick Kerins was also a member of the audit committee. The audit committee makes recommendations to the board of directors concerning the engagement, retention or discharge of independent public accountants, reviews with CDNOW's independent public accountants the plans for and results of their auditing engagement, reviews their independence, considers the range of fees for audit and non-audit functions, reviews the scope and results of CDNOW's internal auditing procedures, reviews the adequacy of CDNOW's system of internal accounting controls, directs and supervises any investigations into matters within the scope of the foregoing duties, and performs such other related functions as the board of directors may delegate to the audit committee. During 1999, the audit committee held one meeting.

    COMPENSATION COMMITTEE. Mr. Regan is the sole member of the compensation committee. Prior to his resignation, Mr. Kerins was also a member of the compensation committee. The compensation committee makes recommendations to the board of directors concerning remuneration arrangements for executive officers. During 1999, the compensation committee held two meetings.

DIRECTOR COMPENSATION

    CDNOW reimburses directors for out-of-pocket expenses incurred in connection with the rendering of services as directors. CDNOW currently does not pay cash fees to directors for attendance at meetings. Directors who are not currently receiving compensation as CDNOW officers or employees are eligible to receive options under the CDNOW 1999 Equity Compensation Plan. To date, CDNOW has not granted any options to directors under the plan.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The compensation committee is currently composed of one non-employee director. The committee is responsible for setting the salaries of the Chief Executive Officer, the Chairman of the Board of Directors and other executive officers of CDNOW, recommending to the full board compensation arrangements for those executive officers, and advising the Chief Executive Officer on compensation for other key executives.

Compensation Committee
Report on Executive Compensation

    Among its responsibilities, the Compensation Committee reviews the compensation of the officers of CDNOW and ratifies recommendations made by the Chief Executive Officer concerning executive compensation matters. The compensation of CDNOW's president and chief executive officer was established by his employment contract entered into in March 1999 in connection with the combination with N2K, Inc. Therefore, his compensation was not considered by the Compensation Committee.

    In its deliberations, the Compensation Committee was guided by certain fundamental considerations, including the need to attract and retain talented executives, the need to provide both short-term and long-term incentives to focus executive performance on the achievement of CDNOW's objectives and the development and implementation of compensation policies, plans and programs which seek to enhance the performance of CDNOW.

    The Compensation Committee, which met twice in 1999, (i) approved increased base salary levels for the vice presidents on an individual basis and the (management) directors on an aggregate basis, (ii) approved bonus recommendations for the vice presidents on an individual basis and the (management) directors on an aggregate basis based on the performance of CDNOW and the individuals involved and (iii) approved grants under CDNOW's stock option plan.

    CDNOW's compensation program for senior management is comprised of base salary, annual performance bonuses, longer term incentive compensation in the form of stock options and benefits available generally to CDNOW's employees.

    Base salary levels for each of CDNOW's executive officers (i) are intended to be competitive with other retail and internet companies and companies of comparable size, (ii) take into consideration the position's responsibility and need for expertise and (iii) take into account individual expertise and performance.

                                          John Regan

                             EXECUTIVE COMPENSATION

    In order to provide CDNOW shareholders with a concise and comprehensive overview of compensation awarded, earned or paid to CDNOW's executive officers named in this Information Statement, several tables and narrative descriptions have been prepared, detailing this information.

    The Summary Compensation Table, and its accompanying explanatory footnotes, includes individual annual and long-term compensation information on the named executive officers, for services rendered in all capacities during the years ended December 31, 1999, December 31, 1998 and December 31, 1997.

                                                                                                     LONG TERM
                                                                                                    COMPENSATION
                                                                                                    ------------
                                                                                                       AWARDS
                                                                    ANNUAL COMPENSATION             ------------
                                                  YEAR       ----------------------------------      SECURITIES
                                                  ENDED                            OTHER ANNUAL      UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                    DECEMBER 31    SALARY     BONUS     COMPENSATION       OPTIONS      COMPENSATION
---------------------------                    -----------   --------   --------   ------------     ------------   ------------
Jason Olim...................................     1999       $193,077        --           --               --         $2,822(7)
  PRESIDENT AND CHIEF EXECUTIVE OFFICER           1998        147,858        --           --               --          2,286
                                                  1997         89,583        --           --               --          1,272

David A. Capozzi.............................     1999       $144,477   $20,179      $ 9,167(6)        80,000         $2,924(7)
  VICE PRESIDENT AND GENERAL COUNSEL(1)           1998         85,111        --           --           39,000             --

Mike Krupit..................................     1999       $159,885   $22,244      $ 9,583(6)       110,000         $3,094(7)
  CHIEF DEVELOPMENT OFFICER(2)                    1998        115,249     9,500           --               --          2,495
                                                  1997         65,829        --           --           30,000             --

Rod Parker...................................     1999       $153,859   $    --      $12,574(8)        10,000         $1,154(7)
  SENIOR VICE PRESIDENT(3)                        1998        212,412    55,000       37,218               --          2,525
                                                  1997        130,730        --        3,879          120,000          1,335

Robert Saltzman..............................     1999       $152,489        --           --           60,000         $1,333(7)
  VICE PRESIDENT(4)                               1998        147,998        --           --               --             --
                                                  1997         10,301        --           --           75,000             --

Joel Sussman.................................     1999       $157,269   $25,000      $12,500(6)        30,000         $2,638(7)
  VICE PRESIDENT AND CHIEF FINANCIAL              1998        149,327        --           --               --          2,987
  OFFICER(5)                                      1997         34,792        --           --           78,000             --

------------------------------

(1) Mr. Capozzi commenced employment with CDNOW in April of 1998.

(2) Mr. Krupit commenced employment with CDNOW in April of 1997.

(3) Mr. Parker commenced employment with CDNOW in June 1997 and resigned in July 1999. Mr. Parker has a one-year severance agreement, which expires in July 2000.

(4) Mr. Saltzman commenced employment with CDNOW in December 1997 and resigned in April 2000. Mr. Saltzman has a six-month severance agreement, which expires in October 2000.

(5) Mr. Sussman commenced employment with CDNOW in September of 1997.

(6) Represents value of restricted stock bonus.

(7) Represents CDNOW contribution to 401(k) Plan.

(8) Other compensation for Mr. Parker included reimbursement for an apartment in Pennsylvania and travel expenses. Mr. Parker's residence was in Connecticut.

FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS AT               IN-THE-MONEY OPTIONS
                                                                 DECEMBER 31, 1999           AT DECEMBER 31, 1999
                                    SHARES       VALUE      ---------------------------   ---------------------------
NAME                               EXERCISED    RECEIVED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                               ---------   ----------   -----------   -------------   -----------   -------------
Dave Capozzi.....................        --            --      23,525         95,475              --            --
James Coane......................        --            --     102,714             --      $  375,776            --
Jonathan Diamond.................        --            --     310,770         11,428      $1,001,011      $ 66,275
Mike Krupit......................     9,000    $  107,333       5,437        118,063      $    6,409      $ 98,929
Rod Parker.......................   120,000    $1,782,900       5,000          5,000              --            --
Robert Saltzman..................        --            --      40,625         94,375              --            --
Joel Sussman.....................        --            --      33,000         55,000      $  223,291      $180,469

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    CDNOW believes that all filings required to be made during fiscal year 1999 by its current executive officers and directors were made on a timely basis except for Mr. Blumenthal filed his Form 3 late; Mr. Coane filed his Form 3 and one Form 4 late; Mr. Capozzi filed his Form 3 late; Mr. Diamond has not filed a Form 3 or Form 4; Mr. Krupit filed his Form 3 late and two Form 4s late; Mr. J. Olim filed his Form 3 late; Mr. M. Olim filed his Form 3 late; Mr. Regan filed his Form 3 late; Mr. Sussman filed his Form 3 late and one Form 4 late.

                               PERFORMANCE GRAPH

    Set forth below is a line graph comparing the cumulative total shareholder return on CDNOW's common stock, based on the market price of the common stock and assuming reinvestment of dividends, with the cumulative total return of companies in the S&P 500 Index and the H&Q Internet Index.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           CDNW   S&P 500 DIV. ADJ.  H&Q INTERNET INDEX
2/10/98   100.00             100.00              100.00
2/11/98    91.48             100.10              101.82
2/12/98    90.91             100.52              103.66
2/13/98    91.48             100.12              104.60
2/17/98    94.89             100.39              105.32
2/18/98   102.27             101.31              103.99
2/19/98   102.27             100.95              104.81
2/20/98    98.30             101.54              105.54
2/23/98    97.73             101.93              105.88
2/24/98    90.91             101.19              109.02
2/25/98    89.77             102.41              107.76
2/26/98    98.30             102.98              108.45
2/27/98   103.98             103.05              109.43
3/2/98    108.52             102.90              111.42
3/3/98    110.23             103.33              109.77
3/4/98    107.10             102.87              109.11
3/5/98    102.84             101.67              109.79
3/6/98    102.84             103.71              107.83
3/9/98    118.75             103.38              112.50
3/10/98   111.65             104.56              113.74
3/11/98   111.93             104.98              115.69
3/12/98   112.50             105.13              114.65
3/13/98   109.09             105.01              115.55
3/16/98   109.09             106.06              116.02
3/17/98   107.67             106.18              116.71
3/18/98   116.62             106.69              115.98
3/19/98   111.36             107.11              117.36
3/20/98   110.94             108.04              116.96
3/23/98   107.96             107.69              115.56
3/24/98   113.49             108.69              116.19
3/25/98   109.09             108.33              119.71
3/26/98   106.25             108.22              120.73
3/27/98   110.80             107.70              120.46
3/30/98   113.64             107.52              121.12
3/31/98   109.09             108.34              121.12
4/1/98    120.46             108.97              121.12
4/2/98    135.80             110.14              126.63
4/3/98    128.98             110.41              128.16
4/6/98    123.86             110.29              128.34
4/7/98    126.14             109.13              125.69
4/8/98    140.06             108.36              121.72
4/9/98    161.36             109.26              123.06
4/13/98   159.09             109.16              127.20
4/14/98   161.36             109.77              127.38
4/15/98   160.23             110.12              130.96
4/16/98   155.68             109.03              133.50
4/17/98   154.55             110.47              137.06
4/20/98   157.96             110.57              133.96
4/21/98   155.11             110.82              136.69
4/22/98   142.61             111.23              137.59
4/23/98   129.26             110.16              132.99
4/24/98   126.71             109.02              125.21
4/27/98   109.94             106.92              126.33
4/28/98   131.82             106.79              121.69
4/29/98   132.96             107.73              127.67
4/30/98   145.46             109.42              129.53
5/1/98    135.23             110.34              130.32
5/4/98    132.96             110.45              130.80
5/5/98    130.40             109.81              133.54
5/6/98    122.16             108.77              131.69
5/7/98    117.33             107.81              130.40
5/8/98    119.89             109.10              129.14
5/11/98   113.07             108.96              131.11
5/12/98   109.52             109.86              127.46
5/13/98   108.52             110.17              128.60
5/14/98   105.40             110.03              131.02
5/15/98   106.25             109.19              131.45
5/18/98    99.43             108.91              129.08
5/19/98    97.59             109.28              125.78
5/20/98    99.15             110.22              127.70
5/21/98   101.42             109.79              126.54
5/22/98    95.46             109.39              126.23
5/26/98    88.07             107.77              123.10
5/27/98    93.75             107.60              117.45
5/28/98    87.50             108.14              120.12
5/29/98    83.24             107.47              120.05
6/1/98     82.96             107.50              118.87
6/2/98     78.41             107.72              114.46
6/3/98     80.68             106.69              115.67
6/4/98     82.39             107.89              114.04
6/5/98     84.94             109.77              116.66
6/8/98     80.11             109.96              118.97
6/9/98     78.69             110.23              121.18
6/10/98    81.25             109.64              126.61
6/11/98    77.27             107.90              125.31
6/12/98    81.82             108.32              124.79
6/15/98    80.11             106.18              124.56
6/16/98    78.13             107.22              123.38
6/17/98    79.55             109.15              128.58
6/18/98    82.39             109.09              133.36
6/19/98    81.82             108.53              134.30
6/22/98    80.11             108.79              134.46
6/23/98    85.80             110.40              138.74
6/24/98    98.30             111.73              145.36
6/25/98    98.30             111.38              151.34
6/26/98    92.05             111.77              150.34
6/29/98    90.91             112.30              148.66
6/30/98    91.48             111.84              152.51
7/1/98     93.75             113.30              154.14
7/2/98     96.59             113.10              161.93
7/6/98    111.36             114.18              162.30
7/7/98    105.40             113.92              168.97
7/8/98     92.05             115.08              159.64
7/9/98     89.77             114.32              157.24
7/10/98    93.18             114.89              155.12
7/13/98    93.75             114.98              153.70
7/14/98    88.64             116.21              158.44
7/15/98    86.65             115.94              158.11
7/16/98    90.63             116.86              159.54
7/17/98    94.89             117.13              158.85
7/20/98   102.27             116.88              159.59
7/21/98   103.41             115.01              165.48
7/22/98   106.25             114.91              162.73
7/23/98   100.85             112.52              162.23
7/24/98    93.75             112.63              157.25
7/27/98    86.36             113.33              153.12
7/28/98    74.43             111.65              149.30
7/29/98    73.86             111.16              145.68
7/30/98    74.15             112.92              139.39
7/31/98    74.15             110.73              145.03
8/3/98     64.49             109.92              139.61
8/4/98     56.82             105.94              134.30
8/5/98     59.09             106.87              131.85
8/6/98     63.64             107.68              131.58
8/7/98     66.76             107.67              137.08
8/10/98    63.92             107.06              143.02
8/11/98    64.77             105.66              145.07
8/12/98    63.64             107.18              141.53
8/13/98    61.08             106.26              144.34
8/14/98    63.07             105.07              140.81
8/17/98    65.91             107.14              138.39
8/18/98    61.08             108.88              140.01
8/19/98    61.08             108.58              145.15
8/20/98    59.09             107.94              143.09
8/21/98    59.09             106.93              141.78
8/24/98    55.68             107.62              139.07
8/25/98    56.82             108.09              138.46
8/26/98    51.14             107.24              137.62
8/27/98    48.30             103.13              133.45
8/28/98    38.64             101.61              124.21
8/31/98    35.23              94.70              116.73
9/1/98     40.91              98.37               98.51
9/2/98     43.47              98.00              105.90
9/3/98     39.21              97.19              110.47
9/4/98     38.64              96.37              106.12
9/8/98     44.89             101.28              105.79
9/9/98     41.76              99.58              116.11
9/10/98    36.36              97.01              110.97
9/11/98    38.64              99.88              108.53
9/14/98    42.05             101.93              110.16
9/15/98    42.05             102.72              112.16
9/16/98    40.91             103.50              110.58
9/17/98    39.21             100.87              115.15
9/18/98    38.35             101.00              111.18
9/21/98    39.21             101.38              112.15
9/22/98    40.91             101.96              113.40
9/23/98    44.60             105.58              115.54
9/24/98    42.61             103.27              126.60
9/25/98    41.48             103.48              124.40
9/28/98    39.21             103.87              126.87
9/29/98    40.91             103.91              128.25
9/30/98    40.91             100.75              127.46
10/1/98    36.36              97.72              123.84
10/2/98    36.36              99.33              113.03
10/5/98    34.09              97.95              113.03
10/6/98    36.08              97.56              109.61
10/7/98    36.93              96.19              106.82
10/8/98    36.36              95.08               97.29
10/9/98    33.52              97.56               91.37
10/12/98   36.08              98.89               97.40
10/13/98   34.94              98.61              105.40
10/14/98   36.36              99.68              102.03
10/15/98   38.64             103.84              104.66
10/16/98   36.93             104.73              110.55
10/19/98   39.77             105.33              109.92
10/20/98   39.77             105.49              115.53
10/21/98   39.21             106.09              114.04
10/22/98   42.90             106.96              118.45
10/23/98   39.21             106.19              122.11
10/26/98   38.64             106.36              122.22
10/27/98   37.22             105.68              126.60
10/28/98   36.65             105.95              127.34
10/29/98   34.09             107.73              126.25
10/30/98   33.24             109.00              129.75
11/2/98    32.96             110.29              129.80
11/3/98    37.50             110.22              135.75
11/4/98    38.64             111.01              135.29
11/5/98    38.64             112.52              139.74
11/6/98    36.93             113.24              143.10
11/9/98    38.35             112.17              146.97
11/10/98   54.55             111.98              152.99
11/11/98   67.05             111.27              157.11
11/12/98   61.93             110.95              152.61
11/13/98   52.27             111.75              154.25
11/16/98   55.40             112.77              151.00
11/17/98   60.23             113.11              154.80
11/18/98   62.50             113.63              154.80
11/19/98   55.68             114.45              164.69
11/20/98   55.40             115.54              160.79
11/23/98   61.36             118.00              161.62
11/24/98   65.91             117.48              173.36
11/25/98   77.27             117.88              172.15
11/27/98  122.16             118.42              177.91
11/30/98  109.09             115.58              197.43
12/1/98   103.41             116.74              177.43
12/2/98    93.18             116.35              178.64
12/3/98    70.46             114.26              175.27
12/4/98    76.99             116.91              164.71
12/7/98    90.34             118.01              168.65
12/8/98    86.36             117.38              175.10
12/9/98    83.52             117.60              182.09
12/10/98   80.97             115.77              186.44
12/11/98   77.84             115.92              181.77
12/14/98   69.89             113.42              184.06
12/15/98   80.40             115.57              177.80
12/16/98   80.11             115.49              185.29
12/17/98   80.40             117.29              187.66
12/18/98   80.11             118.10              190.69
12/21/98   92.05             119.58              195.83
12/22/98   94.32             119.66              214.60
12/23/98  119.32             122.15              211.64
12/24/98  105.40             121.93              220.42
12/28/98  103.13             121.86              220.42
12/29/98   98.30             123.49              230.74
12/30/98   87.50             122.51              225.33
12/31/98   81.82             122.25              212.48
1/4/99     85.80             122.14              213.90
1/5/99     82.96             123.81              221.25
1/6/99     86.93             126.55              223.00
1/7/99     90.34             126.30              240.34
1/8/99     94.60             126.84              257.84
1/11/99   109.09             125.73              270.11
1/12/99   102.27             123.32              307.82
1/13/99    97.16             122.81              290.66
1/14/99    92.61             120.61              274.36
1/15/99    92.61             123.71              271.61
1/19/99    99.15             124.58              271.61
1/20/99    87.50             125.05              298.79
1/21/99    97.44             122.92              279.65
1/22/99   107.39             121.94              264.52
1/25/99   100.57             122.82              270.03
1/26/99    97.73             124.65              273.85
1/27/99    97.16             123.75              282.24
1/28/99   101.71             125.96              290.15
1/29/99   105.68             127.39              313.52
2/1/99    102.27             126.73              317.83
2/2/99    100.28             125.65              306.95
2/3/99    104.55             126.66              301.37
2/4/99    100.00             124.31              316.50
2/5/99     93.47             123.42              304.59
2/8/99     88.92             123.86              297.08
2/9/99     85.80             121.11              281.41
2/10/99    79.55             121.86              259.30
2/11/99    85.51             124.90              255.92
2/12/99    83.52             122.53              287.12
2/16/99    84.38             123.70              274.56
2/17/99    79.26             121.93              267.65
2/18/99    77.84             123.26              257.75
2/19/99    77.27             123.46              258.26
2/22/99    78.41             126.70              264.22
2/23/99    77.27             126.61              277.30
2/24/99    77.27             124.85              289.15
2/25/99    75.57             124.02              283.92
2/26/99    73.30             123.36              283.86
3/1/99     72.16             123.15              284.79
3/2/99     72.73             122.10              294.12
3/3/99     73.30             122.32              292.01
3/4/99     70.74             124.21              290.66
3/5/99     68.18             127.09              292.70
3/8/99     66.48             127.82              303.74
3/9/99     72.73             127.54              322.73
3/10/99    79.55             128.25              325.34
3/11/99    76.99             129.33              335.96
3/12/99    75.57             129.03              334.49
3/15/99    85.80             130.30              325.38
3/16/99    80.97             130.22              344.03
3/17/99    83.81             129.37              343.87
3/18/99    88.35             131.24              344.04
3/19/99    90.91             129.53              350.65
3/22/99    86.36             129.31              354.04
3/23/99    80.11             125.84              357.78
3/24/99    76.42             126.49              338.82
3/25/99    85.80             128.63              339.69
3/26/99    84.66             127.92              358.50
3/29/99    77.56             130.65              356.22
3/30/99    76.14             129.72              367.17
3/31/99    73.30             128.29              361.20
4/1/99     72.73             129.03              361.89
4/5/99     75.00             131.77              372.89
4/6/99     73.01             131.45              390.75
4/7/99     66.48             132.36              410.69
4/8/99     67.05             134.07              407.55
4/9/99     64.77             134.51              419.08
4/12/99    61.36             135.54              431.84
4/13/99    72.73             134.67              454.17
4/14/99    68.18             132.54              459.82
4/15/99    72.44             131.99              418.84
4/16/99    72.44             131.61              407.91
4/19/99    60.80             128.67              402.62
4/20/99    65.63             130.35              328.72
4/21/99    63.35             133.34              363.71
4/22/99    65.91             135.61              398.44
4/23/99    64.21             135.42              413.42
4/26/99    62.50             135.75              420.37
4/27/99    69.03             136.03              442.97
4/28/99    66.48             134.85              424.52
4/29/99    72.44             134.05              424.52
4/30/99    88.07             133.29              404.58
5/3/99     98.86             135.24              409.60
5/4/99     83.81             132.99              390.27
5/5/99     83.52             134.52              374.04
5/6/99     75.85             133.00              389.54
5/7/99     76.14             134.30              370.97
5/10/99    82.10             133.84              371.80
5/11/99    86.36             135.37              389.97
5/12/99    92.90             136.22              402.07
5/13/99    92.05             136.58              402.72
5/14/99    89.77             133.61              393.44
5/17/99    89.77             133.79              383.64
5/18/99    88.07             133.18              388.27
5/19/99    86.93             134.27              385.59
5/20/99    83.52             133.74              389.37
5/21/99    89.77             132.89              377.09
5/24/99    85.23             130.54              372.36
5/25/99    83.52             128.32              343.87
5/26/99    79.26             130.36              318.90
5/27/99    77.56             128.04              334.78
5/28/99    81.53             130.08              327.71
6/1/99     85.23             129.33              344.79
6/2/99     83.52             129.39              327.49
6/3/99     82.67             129.87              325.29
6/4/99     82.96             132.70              314.38
6/7/99     84.38             133.38              331.32
6/8/99     83.52             131.67              347.70
6/9/99     80.68             131.81              338.88
6/10/99    79.26             130.23              343.81
6/11/99    73.01             129.32              337.90
6/14/99    67.61             129.36              323.13
6/15/99    69.03             130.08              289.00
6/16/99    70.46             133.01              294.14
6/17/99    71.88             133.97              322.13
6/18/99    69.89             134.27              323.91
6/21/99    77.56             134.89              332.23
6/22/99    77.27             133.59              350.48
6/23/99    79.83             133.31              339.53
6/24/99    80.97             131.59              344.30
6/25/99    77.56             131.55              338.43
6/28/99    76.71             133.16              331.19
6/29/99    80.11             135.17              341.69
6/30/99    80.11             137.31              355.51
7/1/99     81.53             138.14              372.72
7/2/99     81.82             139.17              375.19
7/6/99     77.56             138.87              385.57
7/7/99     80.68             139.65              390.35
7/8/99     90.06             139.51              384.02
7/9/99     90.34             140.40              393.73
7/12/99   101.14             139.99              396.66
7/13/99    92.33             139.44              385.85
7/14/99    95.46             139.91              386.40
7/15/99   103.98             141.06              392.32
7/16/99   103.13             141.99              394.71
7/19/99    99.15             140.88              390.52
7/20/99    95.17             137.83              376.06
7/21/99    98.58             138.05              357.81
7/22/99    96.59             136.22              369.31
7/23/99    94.60             135.83              355.38
7/26/99    93.47             134.91              358.67
7/27/99    93.18             136.43              339.36
7/28/99    97.16             136.69              341.29
7/29/99    93.47             134.26              347.65
7/30/99    89.77             133.03              333.65
8/2/99     84.66             132.97              333.65
8/3/99     76.71             132.39              319.67
8/4/99     73.86             130.71              302.55
8/5/99     72.16             131.56              284.00
8/6/99     71.59             130.22              304.06
8/9/99     64.49             129.97              294.56
8/10/99    62.78             128.34              284.83
8/11/99    67.61             130.40              290.17
8/12/99    68.18             130.03              297.66
8/13/99    69.32             132.99              302.62
8/16/99    68.47             133.31              319.17
8/17/99    66.76             134.66              328.41
8/18/99    69.60             133.53              340.98
8/19/99    68.75             132.61              341.68
8/20/99    70.46             133.95              327.26
8/23/99    70.46             136.32              333.84
8/24/99    70.17             136.65              347.52
8/25/99    68.75             138.49              351.23
8/26/99    67.61             136.52              362.19
8/27/99    66.48             135.15              360.01
8/30/99    65.06             132.72              353.38
8/31/99    64.21             132.37              337.03
9/1/99     64.21             133.44              346.10
9/2/99     63.07             132.25              339.30
9/3/99     65.06             136.08              335.41
9/7/99     63.07             135.40              355.69
9/8/99     61.08             134.78              357.68
9/9/99     61.08             135.14              357.68
9/10/99    61.08             135.55              359.71
9/13/99    62.22             134.80              373.50
9/14/99    62.78             134.02              363.58
9/15/99    63.07             132.19              366.89
9/16/99    61.65             132.24              359.77
9/17/99    59.09             133.95              355.59
9/20/99    56.82             133.97              362.90
9/21/99    55.97             131.17              369.40
9/22/99    56.82             131.47              362.09
9/23/99    56.18             128.46              379.84
9/24/99    54.26             128.16              365.56
9/27/99    54.26             128.76              369.63
9/28/99    53.13             128.66              373.59
9/29/99    53.69             127.28              374.49
9/30/99    56.53             128.72              377.00
10/1/99    56.82             128.74              383.13
10/4/99    60.80             130.93              379.63
10/5/99    59.94             130.61              383.75
10/6/99    64.77             133.03              391.79
10/7/99    69.89             132.26              408.24
10/8/99    74.43             134.11              418.72
10/11/99   73.86             134.04              419.98
10/12/99   69.60             131.82              420.41
10/13/99   65.91             129.06              406.77
10/14/99   66.48             128.86              391.56
10/15/99   62.78             125.25              392.65
10/18/99   61.08             125.93              376.01
10/19/99   61.36             126.66              366.27
10/20/99   66.19             129.49              374.02
10/21/99   63.92             128.91              389.88
10/22/99   62.50             130.73              399.23
10/25/99   61.08             129.93              396.47
10/26/99   61.36             128.76              401.43
10/27/99   63.64             130.25              397.90
10/28/99   62.50             134.89              391.99
10/29/99   61.65             136.95              407.22
11/1/99    60.23             136.08              423.62
11/2/99    59.38             135.44              428.27
11/3/99    59.09             136.17              425.64
11/4/99    58.52             136.95              436.55
11/5/99    57.96             137.72              447.53
11/8/99    59.38             138.41              463.13
11/9/99    58.52             137.24              479.78
11/10/99   58.24             138.07              470.81
11/11/99   56.25             138.88              471.99
11/12/99   58.24             140.35              464.03
11/15/99   62.22             140.19              487.24
11/16/99   64.21             142.76              491.38
11/17/99   63.64             141.85              510.38
11/18/99   65.63             143.29              504.57
11/19/99   65.91             143.00              524.98
11/22/99   68.75             142.90              522.58
11/23/99   66.48             141.27              547.40
11/24/99   69.32             142.52              550.25
11/26/99   77.27             142.48              565.14
11/29/99   72.73             141.61              576.40
11/30/99   69.32             139.71              564.77
12/1/99    68.18             140.60              533.90
12/2/99    68.18             141.75              539.82
12/3/99    64.77             144.20              568.30
12/6/99    64.21             143.20              587.03
12/7/99    57.10             141.78              608.82
12/8/99    62.22             141.26              636.76
12/9/99    59.66             141.69              653.96
12/10/99   61.36             142.60              663.53
12/13/99   62.50             142.42              672.93
12/14/99   59.66             141.22              688.92
12/15/99   60.23             142.24              661.32
12/16/99   60.51             142.80              652.64
12/17/99   59.09             143.03              678.86
12/20/99   54.83             142.74              685.98
12/21/99   54.26             144.30              684.91
12/22/99   50.85             144.57              728.94
12/23/99   49.72             146.82              730.23
12/27/99   49.15             146.70              719.55
12/28/99   45.46             146.76              716.98
12/29/99   45.46             147.35              717.13
12/30/99   46.02             147.46              747.61
12/31/99   44.89             147.95              740.29
1/3/00     45.17             146.55              741.66
1/4/00     45.46             140.93              782.23
1/5/00     38.92             141.21              731.71
1/6/00     44.03             141.35              716.15
1/7/00     46.59             145.19              655.41
1/10/00    55.11             146.82              705.33
1/11/00    51.71             144.91              761.70
1/12/00    50.57             144.28              720.27
1/13/00    51.99             146.04              692.53
1/14/00    52.84             147.61              730.73
1/18/00    51.71             146.61              742.94
1/19/00    53.41             146.69              772.89
1/20/00    52.84             145.66              776.67
1/21/00    54.26             145.24              783.01
1/24/00    56.82             141.18              799.86
1/25/00    58.74             142.04              759.93
1/26/00    56.53             141.45              774.78
1/27/00    58.24             140.90              750.85
1/28/00    54.55             137.04              773.71
1/31/00    52.27             140.50              706.02
2/1/00     51.99             142.00              695.38
2/2/00     55.11             141.99              728.51
2/3/00     52.84             143.59              737.94
2/4/00     48.86             143.54              772.59
2/7/00     46.88             143.53              758.10
2/8/00     48.58             145.30              760.93
2/9/00     46.59             142.28              787.05
2/10/00    44.74             142.81              784.64
2/11/00    43.75             139.82              823.94
2/14/00    44.89             140.11              799.01
2/15/00    43.47             141.34              798.43
2/16/00    42.33             139.89              803.32
2/17/00    40.63             139.96              812.94
2/18/00    38.35             135.71              821.94
2/22/00    36.08             136.33              808.30
2/23/00    36.65             137.20              786.71
2/24/00    37.22             136.47              845.80
2/25/00    36.65             134.45              870.71
2/28/00    36.36             135.94              864.76
2/29/00    36.36             137.80              855.62
3/1/00     37.50             139.10              884.05
3/2/00     37.78             139.36              896.34
3/3/00     38.35             142.13              874.32
3/6/00     42.61             140.33              927.39
3/7/00     40.91             136.74              939.43
3/8/00     39.77             137.87              937.71
3/9/00     42.33             141.40              953.89
3/10/00    42.90             140.74              991.88
3/13/00    36.36             139.59              993.76
3/14/00    31.68             137.13              960.16
3/15/00    30.68             140.47              922.55
3/16/00    30.26             147.16              870.06
3/17/00    30.68             147.78              884.28
3/20/00    25.57             146.99              907.45
3/21/00    21.88             150.76              840.76
3/22/00    22.44             151.44              854.99
3/23/00    22.94             154.15              890.38
3/24/00    22.73             154.16              886.15
3/27/00    22.30             153.81              909.49
3/28/00    23.01             152.19              902.09
3/29/00    15.91             152.27              875.97
3/30/00    17.33             150.20              812.65
3/31/00    17.19             151.28              781.14
4/3/00     17.76             152.03              774.67
4/4/00     18.04             150.90              685.44
4/5/00     16.48             150.17              669.79
4/6/00     17.33             151.58              673.97
4/7/00     20.17             153.11              708.86
4/10/00    24.15             151.91              736.43
4/11/00    20.74             151.53              674.29
4/12/00    18.75             148.16              634.50
4/13/00    18.18             145.47              574.34
4/14/00    15.91             137.00              545.69
4/17/00    13.78             141.54              477.79
4/18/00    13.64             145.61              485.81
4/19/00    15.77             144.18              559.58
4/20/00    17.33             144.90              551.65
4/24/00    17.19             144.44              546.21
4/25/00    18.61             149.25              506.65
4/26/00    19.03             147.59              546.34
4/27/00    19.18             148.00              537.79
4/28/00    19.60             146.74              568.16
5/1/00     21.02             148.35              583.80
5/2/00     19.03             146.13              605.82
5/3/00     16.48             142.99              571.07
5/4/00     17.61             142.44              559.45
5/5/00     21.31             144.78              568.18
5/8/00     21.02             143.93              577.78
5/9/00     20.46             142.72              558.63
5/10/00    18.75             139.79              539.88
5/11/00    19.03             142.30              508.75
5/12/00    18.47             143.63              518.58
5/15/00    18.47             146.81              519.73
5/16/00    18.32             148.20              538.49
5/17/00    18.47             146.36              560.93
5/18/00    16.19             145.30              544.82
5/19/00    16.05             142.25              526.34
5/22/00    15.63             141.62              501.62
5/23/00    14.92             138.91              493.83
5/24/00    14.21             141.47              456.44
5/25/00    14.49             139.70              466.17
5/26/00    14.21             139.35              455.51
5/30/00    13.64             143.85              456.41
5/31/00    13.35             143.67              499.70
6/1/00     10.51             146.53              491.15
6/2/00     22.16             149.42              524.18
6/5/00     19.03             148.45              588.25
6/6/00     18.32             147.46              586.61
6/7/00     18.61             148.84              562.45
6/8/00     18.32             147.86              589.89
6/9/00     19.18             147.39              589.61
6/12/00    20.46             146.29              594.66
6/13/00    19.89             148.67              564.68
6/14/00    19.46             148.79              573.18
6/15/00    14.49             149.62              565.21
6/16/00    13.92             148.19              567.99
6/19/00    13.21             150.37              565.18
6/20/00    13.07             149.36              579.67
6/21/00    12.78             149.69              595.23
6/22/00    13.07             146.97              595.64
6/23/00    13.07             145.89              578.66
6/26/00    13.35             147.30              554.83
6/27/00    13.64             146.82              555.41
6/28/00    13.35             147.26              554.07
6/29/00    12.78             146.01              569.04
6/30/00    14.06             147.25              566.30
7/3/00     13.64             148.77              574.69
7/5/00     13.07             146.42              579.72
7/6/00     12.64             147.48              560.52
7/7/00     13.07             149.74              565.93
7/10/00    12.78             149.41              561.90
7/11/00    11.36             149.95              554.25
7/12/00    11.51             151.18              537.29
7/13/00    11.36             151.48              578.16
7/14/00    12.50             152.92              612.61
7/17/00    12.50             152.98              634.27
7/18/00    13.64             151.29              641.32
7/19/00    13.07             150.10              619.43
7/20/00    13.28             151.48              595.06
7/21/00    13.35             149.93              627.12

                                                 FEBRUARY 10, 1998   DECEMBER 31, 1998   DECEMBER 31, 1999
                                                 -----------------   -----------------   -----------------
CDNOW                                                 100.00               81.818              44.886
S&P INDEX                                             100.00              122.247             147.950
H&Q INTERNET INDEX                                    100.00              212.481             740.286

SCHEDULE I

    As the date of this Information Statement, BINC Acquisition Corp. has not determined who will be its designees to the CDNOW board directors. However, such designees will be selected from the following list of directors and executive officers of Bertelsmann or its affiliates. The information contained herein concerning Bertelsmann and its directors and executive officers and those of its affiliates has been furnished by Bertelsmann and BINC Acquisition Corp. CDNOW assumes no responsibility for the accuracy or completeness of such information.

    The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any shares of CDNOW common stock or has engaged in any transactions with respect to shares of CDNOW common stock during the past
60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, CDNOW
(ii) has a familial relationship with any of the directors or executive officers of CDNOW or (iii) based on information provided to CDNOW by Bertelsmann (which is to the best of Bertelsmann's knowledge), beneficially owns any securities (or rights to acquire any securities) of CDNOW. CDNOW has been advised by Bertelsmann that, to the best of Bertelsmann's knowledge, none of the persons listed below has been involved in any transaction with CDNOW or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the SEC. German citizens are indicated by asterisk, all others are U.S. citizens.

                              CURRENT PRINCIPAL OCCUPATION OR
                                      EMPLOYMENT AND                         PERIOD SERVED IN SUCH
NAME AND BUSINESS ADDRESS      FIVE-YEAR EMPLOYMENT HISTORY      AGE               OFFICE(S)
-------------------------     -------------------------------  --------   ----------------------------
JACQUELINE CHASEY...........  Vice President, Legal Affairs       48              1994 to date
  Bertelsmann, Inc.           and Assistant Secretary,
  1540 Broadway               Bertelsmann, Inc.
  New York, NY 10036

BRYAN D. ELLIS..............  Analyst/Associate, McKinsey &       28              1995 to 1998
  1540 Broadway, 29th Floor   Company                                             1998 to date
  New York, NY 10036          Vice President, International
                              Product Development, BOL.com

REINHARD LIEDL *............  Senior Vice President,              46              1991 to 1997
  Bertelsmann Multimedia      Bertelsmann AG                                      1998 to date
  GmbH                        Executive Vice President and
  Carl-Bertelsmann Str. 270   Chief Financial Officer,
  33311 Gutersloh             Bertelsmann Multimedia Group
  Germany

                              CURRENT PRINCIPAL OCCUPATION OR
                                      EMPLOYMENT AND                         PERIOD SERVED IN SUCH
NAME AND BUSINESS ADDRESS      FIVE-YEAR EMPLOYMENT HISTORY      AGE               OFFICE(S)
-------------------------     -------------------------------  --------   ----------------------------

ERIK PEPER *................  Corporate Development, Premiere     35              1994 to 1996
  MFV Magazinverlag am        Medien                                                  1996
  Fleetrand GmbH              GmbH & Co.                                          1996 to date
  Stubbenhuk 5                Director, Service and Customer
  20459 Hamburg               Marketing, RTL Kiosk
  Germany                     Programmvertrieb GmbH & Co.
                              Managing Director, MVF
                              Magazinverlagam
                              Fleetrand GmbH

ANDREAS SCHMIDT *...........  Managing Director, Gruner +         39              1993 to 1998
  Millerntorplatz 1           Jahr AG & Co.                                       1998 to 2000
  20359 Hamburg               President and CEO, AOL Europe
  Germany                     President and CEO, Bertelsmann
                              e-Commerce Group

ROBERT J. SORRENTINO........  Partner, Coopers & Lybrand          46              1994 to 1996
  Bertelsmann, Inc.           Vice President, Taxes,                              1996 to 1997
  1540 Broadway               Bertelsmann, Inc.                                   1997 to 1998
  New York, NY 10036          Executive Vice President and                        1998 to date
                              Chief Operating Officer,
                              Bertelsmann, Inc.
                              President and CEO, Director and
                              Member of the Executive
                              Committee of the Board of
                              Directors, Bertelsmann, Inc.